SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

________________________________

IOMEGA CORPORATION
(Name of Subject Company)

IOMEGA CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, $0.03-1/3 par value per share
(including associated preferred stock purchase rights)
(Title or Class of Securities)

462030305
(CUSIP Number of Class of Securities)
________________________________

Jonathan Huberman
Chief Executive Officer
Iomega Corporation
10955 Vista Sorrento Parkway
San Diego, California 92130
(858) 314-7000
 (Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person(s) filing statement)
________________________________

With Copies to:

Deyan Spiridonov, Esq.
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, California 92130
(858) 720-2590

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2008 (the “Initial Schedule 14D-9”), as amended and supplemented by Amendment No. 1 thereto filed with the SEC on May 12, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on May 20, 2008 (“Amendment No. 2”), and Amendment No. 3 thereto filed with the SEC on June 3, 2008 (“Amendment No. 3” and, collectively with the Initial Schedule 14D-9 and Amendment No.1 and Amendment No. 2 the “Schedule 14D-9”), by Iomega Corporation, a Delaware corporation (“Iomega” or the “Company”), relating to the tender offer (the “Offer”) made by Emerge Merger Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“EMC”), to acquire all of the issued and outstanding shares of common stock of the Company, par value $0.03-1/3 per share (the “Shares”), including the rights associated with the Shares pursuant to the rights agreement dated July 29, 1999, between Iomega and American Stock Transfer and Trust Company, as amended, at a price of $3.85 per Share in cash, without any interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 2008 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

The Offer was made on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 8, 2008 (the “Merger Agreement”), by and among Purchaser, EMC and Iomega.  The Merger Agreement provides, among other things, for the making of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger of Purchaser into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of EMC.  The consummation of the Offer is conditioned on, among other things, Purchaser’s receiving through the Offer at least a majority of the outstanding Shares on a fully diluted basis (which means, as of any time, the number of Shares outstanding plus all Shares, if any, which the Company would be required to issue pursuant to any then-outstanding options to acquire Shares).  The Offer is described in greater detail in the Tender Offer Statement on Schedule TO, dated April 24, 2008 and filed with the Securities and Exchange Commission on April 24, 2008, to which the Offer to Purchase and Letter of Transmittal are exhibits.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.  All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

The Offer expired at 5:00 pm, Boston, Massachusetts time, on June 6, 2008. On June 9, 2008, EMC issued a press release announcing the expiration of the Offer. As of the expiration of the Offer, approximately 45,536,839 Shares were validly tendered and not withdrawn prior, including 334,034 Shares tendered by notice of guaranteed delivery. The tendered shares represent approximately 77% of all outstanding Shares on a fully diluted basis. Purchaser has accepted all validly tendered Shares for payment pursuant to the terms of the Offer.

Purchaser intends to exercise the Top-Up Option under the Merger Agreement to purchase from the Company, at a price of $3.85 per Share, that number of newly issued Shares necessary for Purchaser to own one share more than 90% of the Shares outstanding.  Exercise of the Top-Up Option would permit Purchaser to effect a short-form merger of Purchaser into the Company under Delaware law without the vote of, or any other action by, the Company’s other stockholders.  EMC intends to complete the Merger contemplated by the Merger Agreement as soon as practicable after such exercise.

Pursuant to the Merger, Shares that were not tendered in the Offer (other than Shares held in the treasury of the Company or Shares owned by EMC, Purchaser or any direct or indirect wholly owned subsidiary of EMC or the Company immediately prior to the Effective Time, which Shares will be canceled and retired without any conversion and no payment of any consideration will be made with respect such Shares) will be canceled and converted automatically into the right to receive $3.85 per Share in cash (subject to applicable withholding taxes), without interest, subject to the rights of holders of non-tendered Shares to seek appraisal of the fair market value of their Shares pursuant to Section 262 of the DGCL.  Following the Merger, the Company will become a wholly owned subsidiary of EMC.

The press release issued by EMC announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(C).

Item 9.    Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.                      Description

(a)(5)(C)	Text of press release issued by EMC, dated June 9, 2008, announcing the expiration of the Offer and the acceptance of validly tendered Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2008                                                                           Iomega Corporation

By:  /s/ Jonathan Huberman

Name:  Jonathan Huberman

Title:  Chief Executive Officer and Vice Chairman